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Exhibit 8(A)--Charter of TIAA (as amended)
                                                                    EXHIBIT 8(A)




                                  TIAA CHARTER



                                  ARTICLE FIVE



TIAA Board of Trustees, July 15, 1997



                 Section 1. The board of trustees shall consist of four classes of trustees, each class to consist of four trustees, and the trustees of one class shall be elected at the annual election in each year, each to serve for a term of four years. The term of office of each trustee so elected shall commence at the close of the meeting of the board of trustees next succeeding such election, and shall continue until a successor shall take office. A majority of trustees shall be citizens and residents of the United States, and not less than three trustees shall be residents of the State of New York. A trustee need not be a stockholder. The number of trustees shall in no case be less than the minimum number of incorporators required to organize a life insurance corporation.